26 March 2020

Results of Scheme Meeting

In accordance with Listing Rule 3.13.2 and section 251AA of the Corporations Act 2001 (Cth), Benitec Biopharma Limited (“Benitec” or the “Company”) (ASX:BLT; NASDAQ: BNTC; NASDAQ: BNTCW) advises that the results of the Company’s Scheme Meeting are set out in the attached proxy summary. The resolution was passed by poll.

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Lodgement Authorisation

This announcement was authorised for lodgement with the ASX by the Benitec Disclosure Committee, pursuant to its Continuous Disclosure Policy.

About Benitec Biopharma Limited

Benitec Biopharma Limited (ASX: BLT; NASDAQ: BNTC; NASDAQ: BNTCW) is a clinical-stage biotechnology company focused on the development of novel genetic medicines. The proprietary platform, called DNA-directed RNA interference, or ddRNAi, combines RNA interference, or RNAi, with gene therapy to create medicines that facilitate sustained silencing of disease-causing genes following a single administration. Based in Melbourne, Australia with laboratories in Hayward, California (USA), and collaborators and licensees around the world, the Company is developing ddRNAi-based therapeutics for chronic and life-threatening human conditions including oculopharyngeal muscular dystrophy (OPMD), and chronic hepatitis B.

Safe Harbor Statement

This press release contains "forward-looking statements" within the meaning of section 27A of the US Securities Act of 1933 and section 21E of the US Securities Exchange Act of 1934. Any forward-looking statements that may be in this ASX/Nasdaq announcement are subject to risks and uncertainties relating to the difficulties in Benitec's plans to develop and commercialise its product candidates, the timing of the initiation and completion of preclinical and clinical trials, the timing of patient enrolment and dosing in clinical trials, the timing of expected regulatory filings, the clinical utility and potential attributes and benefits of ddRNAi and Benitec's product candidates, potential future out-licenses and collaborations, the intellectual property position and the ability to procure additional sources of financing. Accordingly, you should not rely on those forward-looking statements as a prediction of actual future results.

Investor Relations

M Group Strategic Communications

Jay Morakis, Managing Director

Tel: +1 646 859 5951

Email: jmorakis@MGroupSC.com

Benitec Biopharma Limited | Level 14, 114 William Street, Melbourne VIC 2060

t: +61 (03) 8692-7222 | e: info@benitec.com | www.benitec.com